May 1, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Cassava Sciences, Inc.
Registration Statement on Form S-3
File No. 333-237452

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cassava Sciences, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-237452) to 4:00 p.m., Eastern Time, on May 5, 2020, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

Very truly yours,

Cassava Sciences, Inc.

By:	/s/ Remi Barbier
Name:	Remi Barbier
Title:	Chief Executive Officer